UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SIXTH STREET LENDING PARTNERS

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Ricardo Davidovich, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

(212) 835-4837

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Person The Public Institution for Social Security
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kuwait

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,526,790
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,526,790
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,526,790
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)
14.	Type of Reporting Person (See Instructions) EP

(1)	Based upon 103,879,431 Shares outstanding as of September 24, 2024, as disclosed by the Issuer to the Reporting Person in connection with the issuance of additional Shares.

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) is being filed by the Reporting Person to amend the Schedule 13D related to common shares of beneficial interest, par value $0.001 per share (the “Shares”), of Sixth Street Lending Partners, a Delaware statutory trust (the “Issuer”), initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2022. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

“In connection with the Board’s declaration of certain dividends on March 29, 2024, pursuant to the Reporting Person’s participation in the DRIP, the Reporting Person acquired an additional 128,780 Shares on May 7, 2024. No additional cash was paid by the Reporting Person in connection with the acquisition of these additional Shares.

Pursuant to the Subscription Agreement and a capital contribution notice delivered by the Issuer with respect thereto, on June 25, 2024, the Reporting Person purchased 341,533 Shares from the Issuer for an aggregate purchase price of approximately $10,092,327. The source of the funds for the purchase of Shares was the available investment capital of the Reporting Person.

In connection with the Board’s declaration of certain dividends on June 28, 2024, pursuant to the Reporting Person’s participation in the DRIP, the Reporting Person acquired an additional 137,056 Shares on August 6, 2024. No additional cash was paid by the Reporting Person in connection with the acquisition of these additional Shares.

Pursuant to the Subscription Agreement and a capital contribution notice delivered by the Issuer with respect thereto, on September 24, 2024, the Reporting Person purchased 447,200 Shares from the Issuer for an aggregate purchase price of approximately $13,500,987. The source of the funds for the purchase of Shares was the available investment capital of the Reporting Person.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Person owns only the Shares of the Issuer as set forth in this Item 5.

(c) Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2024	THE PUBLIC INSTITUTION FOR SOCIAL SECURITY

	By:	/s/ Ricardo Davidovich
Name: Ricardo Davidovich
Title: Authorized Signatory

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSON IN SHARES OF

SIXTH STREET LENDING PARTNERS

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share
The Public Institution for Social Security	08/06/2024	Reinvestment of Dividends	137,056.00	$29.05